Exhibit 99.1

Nisun International Acquires Minority Stake in Leading KFC Franchisee, Nanjing Pin Bai Sheng, to Drive Growth in Campus Catering and Strengthen Supply Chain Synergies

SHANGHAI, China, November 11, 2024 /PRNewswire/ -- Nisun International Enterprise Development Group Co., Ltd (“Nisun International” or the “Company”) (Nasdaq: NISN), a technology and industry driven integrated supply chain solutions provider, is pleased to announce its acquisition of a minority stake in Nanjing Pin Bai Sheng Catering Management Co., Ltd. (“Nanjing Pin Bai Sheng”), a prominent franchisee and partner in China’s thriving food and beverage sector. This strategic investment aligns with Nisun International’s commitment to expanding its footprint in China’s supply chain and rapidly growing campus catering markets.

Nanjing Pin Bai Sheng, known for its operational expertise and strong partnerships with globally recognized food brands like KFC, provides extensive catering services across educational institutions, government agencies, and corporate settings. This acquisition not only represents a compelling opportunity for Nisun International to tap into the high-growth campus catering market but also to leverage synergies in supply chain management, distribution, and digitalization. The collaboration is expected to significantly strengthen both companies’ capabilities in meeting the evolving demands of a growing customer base in closed, high-consumption environments such as university campuses.

The recent success of the inaugural KFC campus project at Guangzhou Technical Normal University showcases the operational synergies between Nisun International and Nanjing Pin Bai Sheng. Through enhanced supply chain logistics, streamlined digital processes, and a commitment to superior customer service, the two companies are positioned to lead a new era in campus catering, focusing on scalability, reliability, and quality. According to recent research, Chinese college students are expected to drive annual consumption to approximately RMB 850 billion in 2024, underscoring the immense market potential within this sector.

Mr. Xin Liu, CEO of Nisun International, expressed his enthusiasm for the partnership: “Our acquisition of a stake in Nanjing Pin Bai Sheng is a transformative step that aligns with our strategic vision to integrate supply chain efficiencies with new consumer markets. By combining our capital resources and technological advancements with Nanjing Pin Bai Sheng’s extensive campus channels, we aim to redefine the campus catering experiences across China. This partnership opens the door for innovative service models and broader growth opportunities for both companies.”

The acquisition aligns with Nisun International’s ongoing mission to diversify service scenarios and pursue high-quality growth in reputation, scale, and profitability. In the coming years, the two companies plan to expand to over 200 campus locations, reinforcing their market presence and optimizing the supply chain process for scalability and operational efficiency. This collaboration will empower Nisun International and Nanjing Pin Bai Sheng to drive transformative growth within China’s campus catering sector, making an impactful contribution to the broader catering and supply chain ecosystem.

Nisun International’s strategic investment in Nanjing Pin Bai Sheng represents another significant milestone in the Company’s journey toward leading supply chain solutions that bridge operational excellence with dynamic consumer markets.

About Nisun International Enterprise Development Group Co., Ltd.

Nisun International Enterprise Development Group Co., Ltd (NASDAQ: NISN) is a technology-driven, integrated supply chain solutions provider focused on transforming the corporate finance industry. Leveraging its industry experience, Nisun International is dedicated to providing professional supply chain solutions to Chinese and foreign enterprises and financial institutions. Through its subsidiaries, Nisun International provides users with professional solutions for technology supply chain management, technology asset routing, and digital transformation of tech and finance institutions, enabling the industry to strengthen and grow. At the same time, Nisun International continues to deepen the field of industry segmentation through industrial and financial integration. Focusing on industry-finance linkages, Nisun International aims to serve the upstream and downstream of the industrial supply chain while also assisting with supply-side sub-sector reform. For more information, please visit http://ir.nisun-international.com/

Cautionary Note Regarding Forward-Looking Statements

This press release contains information about Nisun International ’s view of its future expectations, plans and prospects that constitute forward-looking statements. Actual results may differ materially from historical results or those indicated by these forward-looking statements as a result of a variety of factors including, but not limited to, risks and uncertainties associated with its ability to raise additional funding, its ability to maintain and grow its business, variability of operating results, its ability to maintain and enhance its brand, its development and introduction of new products and services, the successful integration of acquired companies, technologies and assets into its portfolio of products and services, marketing and other business development initiatives, competition in the industry, general government regulation, economic conditions, dependence on key personnel, the ability to attract, hire and retain personnel who possess the technical skills and experience necessary to meet the requirements of its clients, and its ability to protect its intellectual property. Nisun International encourages you to review other factors that may affect its future results in Nisun International ’s registration statement and in its other filings with the Securities and Exchange Commission. Nisun International assumes no obligation to update or revise its forward-looking statements as a result of new information, future events or otherwise, except as expressly required by applicable law.

Contacts

Nisun International Enterprise Development Group Co., Ltd

Investor Relations
Tel: +86 (21) 6266-2366
Email: ir@cnisun.com